================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                                ECI TELECOM LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                ORDINARY SHARES, NOMINAL VALUE NIS 0.12 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    268258100
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                                 (212) 310-8000
                            NEW YORK, NEW YORK 10153
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                OCTOBER 14, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                              (Page 1 of 11 pages)
================================================================================

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 268258100                                                    13D                                       Page 2 of 11 pages
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Ofer (Ships Holding) Ltd.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  Not Applicable.
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [X]
                                                                                                                        (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                                             WC, BK (See Item 3)
----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEM 2(d) OR 2(e):                                                                                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Israel

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          6,580,000 (See Item 5)
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     6,580,000 (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,580,000 (See Item 5)
----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.2%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ------------------------------------------------------------------


                                       2

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 268258100                                                    13D                                       Page 3 of 11 pages
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Doron Ofer
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [X]
                                                                                                                        (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEM 2(d) OR 2(e):                                                                                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Israel

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          -0- (See Item 5)
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     -0- (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: -0- (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  -0-

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------


                                       3

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 268258100                                                    13D                                       Page 4 of 11 pages
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Eyal Ofer
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [X]
                                                                                                                         (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           PF, BK (See Item 3)

----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEM 2(d) OR 2(e):                                                                                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Israel

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          6,580,000 (See Item 5)
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     6,580,000 (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,580,000 (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.2%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------


                                       4

-----------------------------------------------------------------                ---------------------------------------------------
CUSIP NO. 268258100                                                    13D                                       Page 5 of 11 pages
-----------------------------------------------------------------                ---------------------------------------------------

----------------- ----------------------------------------------- ------------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  Udi Angel
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
----------------- ------------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                     (A) [X]
                                                                                                                        (B) [_]
----------------- ------------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- ---------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:
                                             PF, BK (See Item 3)
----------------- ------------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEM 2(d) OR 2(e):                                                                                        [_]
----------------- -------------------------------------------------------------- ---------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Israel

--------------------------- ------ --------------------------------------------- ---------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:
          SHARES
                            ------ --------------------------------------------- ---------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          6,580,000 (See Item 5)
         OWNED BY
                            ------ --------------------------------------------- ---------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:
        REPORTING
                            ------ --------------------------------------------- ---------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     6,580,000 (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,580,000 (See Item 5)

----------------- ------------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                    [_]

----------------- ------------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.2%

----------------- ----------------------------------------------- ------------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       IN

----------------- ----------------------------------------------- ------------------------------------------------------------------

Item 1.    Security and Issuer.
           -------------------

           This Amendment No. 1 to a Schedule 13D (the "Initial Schedule 13D") filed on February 21, 2003 by Ofer (Ships Holding) Ltd., an Israeli corporation ("Holdings"), Doron Ofer, Eyal Ofer and Udi Angel, all Israeli citizens, amends and restates the Initial Schedule 13D in its entirety. This Amendment No. 1, like the Initial Schedule 13D, relates to the ordinary shares, nominal value NIS
0.12 per share (the "Ordinary Shares"), of ECI Telecom Ltd., an Israeli corporation (the "Company"). The address of the principal executive office of the Company is 30 Hasivim Street, Petah Tikva, Israel, 49130.

Item 2.    Identity and Background.
           -----------------------

           This Amendment No. 1 is being filed by Holdings, Doron Ofer, Eyal Ofer and Udi Angel (the "Reporting Persons").

           The principal business of Holdings is shipping. The address of the principal executive offices of Holdings is 2 Hanamal Street, Haifa, Israel. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Holdings is set forth on Schedule A attached hereto.

           Doron Ofer is a private businessman. The business address of Doron Ofer is 85 Medinat Hayehudim Street, Herzliya, Israel. Eyal Ofer is the Chairman and Chief Executive Officer of Carlyle M.G. Limited ("Carlyle"), which is principally engaged in the business of commercial real estate. The business address of Eyal Ofer, as well as the address of Carlyle, is 18 Upper Brook Street, London, England. Udi Angel is the Managing Director of Holdings, which is primarily engaged in the business of shipping. The business address of Udi Angel, as well as the address of Holdings, is 2 Hanamal Street, Haifa, Israel.

           During the last five years, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           At the time of the filing of the Initial Schedule 13D (the "Initial Filing"), Holdings was the direct owner of an aggregate of 4,211,578 Ordinary Shares, representing 4% of all outstanding Ordinary Shares, and each of Doron Ofer, Eyal Ofer and Udi Angel was the direct owner of 33-1/3% of all of the outstanding capital shares of Holdings, as well as 789,474 Ordinary Shares (such 789,474 Ordinary Shares representing, in each case, 0.7% of all outstanding Ordinary Shares).

           On June 11, 2003, Doron Ofer transferred all of the Ordinary Shares which he owned to Holdings. On October 14, 2003, Eyal Ofer and Udi Angel transferred all of the Ordinary Shares which they owned to Holdings. Concurrently, Doron Ofer transferred one-half of the capital shares of Holdings which he owned to each of Eyal Ofer and Udi Angel. By reason of these transactions:

          (1) Holdings is the direct owner of all of the 6,580,000 Ordinary Shares which are the subject of this Amendment No. 1;

          (2) each of Eyal Ofer and Udi Angel is the direct owner of one-half of the outstanding capital stock of Holdings and may, therefore, be deemed to own beneficially all of the 6,580,000 Ordinary Shares which are the subject of this Amendment No. 1; and

          (3) Doron Ofer is neither the record nor beneficial owner of any shares of the capital stock of Holdings or the Company.

Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

           The aggregate amount of funds used by Holdings in making the purchase of the Ordinary Shares owned by Holdings at the time of the Initial Filing was $16,004,000. The source of twenty percent (20%) of the funds used to purchase these Ordinary Shares was Holdings' working capital. The aggregate amount of funds used by each of Doron Ofer, Eyal Ofer and Udi Angel in making the purchases of the Ordinary Shares owned by each of them at the time of the Initial Filing was $3,000,000. The source of twenty percent (20%) of the funds used to purchase these Ordinary Shares was the personal funds of each of Doron Ofer, Eyal Ofer and Udi Angel.

           The source of the remaining eighty percent (80%) of the funds used by each of the Reporting Persons for the initial purchase the Ordinary Shares was loans made to each of the Reporting Persons by Bank Leumi. Each of the Reporting Persons undertook to pledge to Bank Leumi the Ordinary Shares it owns as collateral for the repayment of its loan (the "Pledges"). In addition, Holdings undertook to guarantee the repayment of the loans extended to Doron Ofer, Eyal Ofer and Udi Angel (the "Guarantee"). Each of Doron Ofer, Eyal Ofer and Udi Angel agreed, subject to Bank Leumi's rights under the Pledges to the Ordinary Shares, to transfer to Holdings the Ordinary Shares owned by each of them in the event that Bank Leumi exercises the Guaranty, either in whole or in part.

           The consideration which Doron Ofer received from Holdings for the Ordinary Shares which he transferred to Holdings on June 11 was the assumption by Holdings of the obligations of Doron Ofer in respect of indebtedness he had incurred to purchase such shares. The consideration which Eyal Ofer and Udi Angel received from Holdings for the Ordinary Shares which they transferred to Holdings on October 14 was the assumption by Holdings of their respective obligations in respect of indebtedness they had incurred to purchase such shares plus the cash payment of $1,547,370 by Holdings to each of them. The source to Holdings of such cash payment was its working capital.

Item 4.    Purpose of Transaction.
           ----------------------

           The Reporting Persons initially purchased the Ordinary Shares for investment purposes, as they believed that the Company would continue to expand and the value of the Ordinary Shares would continue to rise. The subsequent transactions described above were conducted by each of Doron Ofer, Eyal Ofer, Udi Angel and Holdings for purposes of personal or corporate financial planning.

           As set forth in Item 6 below, pursuant to the terms of the Subscription Agreement referred to below, the Purchasers referred to below (i) appointed Udi Angel and Shlomo Dovrat to the Board of Directors of the Company (the "Board") and (ii) named Shlomo Dovrat as Vice Chairman of the Board. Except as set forth in this Item 4, none of the Reporting Persons, or, to their knowledge, any of the persons listed on Schedule A attached hereto, has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

           (a) The responses of the Reporting Persons to Rows 11 through 13 of the cover pages of this Amendment No. 1 are incorporated herein by reference. On December 6, 2001, the Reporting Persons, along with Isal Amlet Investments
(1993) Ltd., Dovrat and Co. Ltd., D Partners (Israel) Limited Partnership and D Partners (BVI) L.P. (the "Other Purchasers" and, together with the Reporting Persons, the "Purchasers") entered into a Subscription Agreement with the Company and G.L.E. Trust Services Ltd., as escrow agent (the "Subscription Agreement"). The closing of the transactions contemplated by the Subscription Agreement took place on February 12, 2002. The Subscription Agreement was filed as Exhibit 2 to the Initial Schedule 13D and incorporated therein by reference.

           Except as set forth in this Item 5(a), to the knowledge of the Reporting Persons none of the directors and executive officers of Holdings beneficially owns any Ordinary Shares. Except as set forth in Item 5(b) below, each director and executive officer of Holdings disclaims beneficial ownership of the Ordinary Shares owned by Holdings.

           (b) The responses of the Reporting Persons to (i) Rows 7 through 10 of the cover pages of this Amendment No. 1 and (ii) Item 5(a) hereof are incorporated herein by reference. Holdings is currently the direct owner of 6,580,000 Ordinary Shares, which represents 6.2% of all the issued and outstanding Ordinary Shares. For purposes of Rule 13d-5 of the Act, Holdings, Eyal Ofer and Udi Angel may be deemed to be a "group" (as such term is used therein) and each of the Reporting Persons may be deemed to share voting or dispositive power with respect to the 6,580,000 Ordinary Shares directly owned by Holdings and, therefore, may be deemed to be a beneficial owner of the 6,580,000 Ordinary Shares owned by all of the Reporting Persons.

           (c) Except as set forth above, none of the Reporting Persons or, to their knowledge, any of the persons listed on Schedule A attached hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

           (d) Not applicable.

           (e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect
           ---------------------------------------------------------------------
           to Securities of the Issuer.
           ----------------------------

           Pursuant to the terms of the Subscription Agreement, subject to the approval of the majority of the directors not appointed by the Purchasers, the Purchasers are entitled to (i) appoint two (2) directors as long as they own (in the aggregate) at least ten percent (10%) of the issued and outstanding Ordinary Shares and one (1) director as long as they own (in the aggregate) at least five percent (5%) of the issued and outstanding Ordinary Shares, and (ii) name the Vice Chairman of the Board as long as they own (in the aggregate) at least ten percent (10%) of the issued and outstanding Ordinary Shares.

           On February 12, 2002, the Purchasers and the Company entered into a Registration Rights Agreement pursuant to which the Company granted each of the Purchasers certain rights to require the Company to register the Ordinary Shares under the Securities Act of 1933, as amended. The Registration Rights Agreement was filed as Exhibit 3 to the Initial Schedule 13D, and incorporated therein by reference.

           Except as indicated in this Item 6 and in Item 3 above, to the knowledge of the Reporting Persons none of the persons listed on Schedule A attached hereto are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Company.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

           None.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          OFER (SHIPS HOLDING) LTD.


                                          By: /s/ Avi Levy and Udi Angel
                                              ----------------------------------
                                               Avi Levy
                                               Udi Angel




                                               /s/ Doron Ofer
                                               ---------------------------------
                                               Doron Ofer



                                               /s/ Eyal Ofer
                                               ---------------------------------
                                               Eyal Ofer



                                               /s/ Udi Angel
                                               ---------------------------------
                                               Udi Angel




Dated:  January 29, 2004

                                                                      SCHEDULE A

                  DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS
                  --------------------------------------------

           Unless otherwise specified, the business address of each person listed below is 30 Hasivim Street, Petah Tikva, Israel, 49130. Unless otherwise specified, each person listed below is a citizen of the State of Israel.


Name                Present Business Address                      Present Principal Occupation
----                ------------------------                      ----------------------------
Directors:

Idan Ofer           21 Ha'arbaha Street, Tel Aviv, Israel         Director of various corporations

Udi Angel *         2 Hanamal Street, Haifa, Israel               Director of various corporations

Avraham Levy        2 Hanamal Street, Haifa, Israel               Director of various corporations

Amnon Lion          15 Winington Road, London N2 OTP              Director of various corporations
                    England



* Also serves as Managing Director of Holdings.